CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 1/2004

04024562

SUPPL

Gothenburg, January 12, 2004

Castellum sells properties with a capital gain of SEKm 30

Castellum has, through two subsidiaries, sold properties in Gothenburg and Malmö totaling SEKm 57 with a capital gain of SEKm 30.

During the end of 2003 two smaller properties with a total area of 1,900 sq.m were sold by Fastighets AB Briggen in Malmö. The selling price for the two properties amounted to SEKm 12 with a capital gain of SEKm 1. Both properties were at the time of sale fully let.

In the beginning of 2004 Eklandia Fastighets AB sold three residential properties with a total area of 3,200 sq.m in Vasastaden in Gothenburg to a new tenant-owners' association which will take possession of the properties in January 2004. The selling price totaled SEKm 39 with a capital gain of SEKm 26.

Further more Eklandia has sold a smaller warehouse and industrial building containing 1,700 sq.m. lettable area in Gamlestaden in Gothenburg for SEKm 6 with a capital gain of SEKm 3.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 14 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 2/2004

Gothenburg, January 23, 2004

Castellum sells properties with a capital gain of SEKm 40

Castellum has through a subsidiary sold properties in Gothenburg for SEKm 75 with a capital gain of SEKm 40.

Eklandia Fastighets AB has sold three residential properties with a total area of 5,200 sq.m in the central parts of Gothenburg to a new tenant-owners' association which will take possession of the properties in the beginning of February 2004. The selling price totaled SEKm 75 with a capital gain of SEKm 40.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 14 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 3/2004

Gothenburg, January 27, 2004

Castellum proposes an increased dividend of SEK 8.50

- **Rental income for 2003 amounted to SEKm 1,758 (1,684).**
- **Net income after tax for the year amounted to SEKm 526 (873).**
- **Earnings per share amounted to SEK 12.83 (21.29).**
- **Net income excluding reversed write-downs and new write-downs affecting comparability and after a standard tax deduction was SEKm 522 (495).**
- **Income from property management per share rose 7 % to SEK 13.29.**
- **The net asset value per share amounted to SEK 186 at the year-end.**
- **The Board proposes an increased dividend of SEK 8.50 per share.**

Net income from property management, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEKm 545 (508) equivalent to SEK 13.29 (12.39) per share. The improvement per share of 7 % has been achieved chiefly through management improvements, such as increased rental levels and effects from realized investments. Cash flow from property management totalled SEKm 672 (622), equivalent to SEK 16.39 (15.17) per share – an improvement of 8 % compared with previous year.

During 2003, 24 (31) properties were sold for a total of SEKm 397 (503), with a capital gain of SEKm 180 (179). Castellum's net income after tax for the year 2003 was SEKm 526 (873). Net income excluding items affecting comparability and after a standard tax deduction of 28 % was SEKm 522 (495), equivalent to SEK 12.73 (12.07) per share, which is an improvement of 5 % compared with previous year.

Acquisitions and investments during 2003 amounted to SEKm 1,108 compared with SEKm 1,050 during 2002.

Net asset value per share was calculated to SEK 186 compared with SEK 183 at the end of 2002.

"Despite delayed improvement in the economy, we hade a year with increased rental income as well as better result from property management, compared with 2002", comments Castellum's CEO, Lars-Erik Jansson.

At today's meeting, the Board of Directors decided to propose to the Annual General Meeting a dividend of SEK 8.50 per share and Tuesday, March 30, 2004 as record day for dividend. The Board also decided to propose that the AGM would re-authorize the Board to decide on purchase and transfer of own shares.

At their meeting, the Nomination Committee decided to propose to the Annual General Meeting, re-election of all members of the Board of Directors and that the remuneration remained unchanged.

Enclosure: Year-end Report 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 14 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 4/2004

Gothenburg, February 23, 2004

Proposals to the Annual General Meeting in Castellum AB

At the Annual General Meeting of shareholders in Castellum AB on March 25th, 2004, the following proposals will be put forward.

- The Board proposes a dividend of SEK 8.50 per share and March 30th, 2004 as record day for dividend.

- The members of Nomination Committee, which are representing about 17 % of the shares in the company, proposes re-election of all of the members of the Board, Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén and that the remuneration to the Board remain unchanged.

- The Board will propose a renewed mandate for the Board to decide on purchase or transfer of the company's own shares

- The Board proposes to form a Nomination Committee according to the model that was used at the AGM 2003.

Invitation to attend the AGM, including the Board's proposals of the as well as other items on the agenda, was published in the Swedish newspapers Post & Inrikes Tidningar, Svenska Dagbladet and Göteborgs-Posten.

Enclosure: Invitation

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

Invitation to the
Annual General Meeting of Castellum AB (publ)

The Annual General Meeting of Castellum AB (publ) will be held in the Stenhammar Room, the Gothenburg Concert Hall, Götaplatsen in Gothenburg, on Thursday March 25th 2004 at 17.00. The Annual General Meeting will be held solely in Swedish.

Application

Shareholders wishing to participate at the Annual General Meeting must not only be registered as shareholders in the register of shareholders kept by VPC AB ("VPC") [the Swedish Securities Registration Centre] on Monday March 15th 2004 but also apply to the company to participate at the Annual General Meeting no later than Friday March 19th 2004 at 16.00.

Applications must be made by post to Castellum AB (publ), Box 2269, SE 403 14 Gothenburg, Sweden or by phone to +46 (0)31-60 74 00 or by fax to +46 (0)31-13 17 55 or by e-mail to info@castellum.se. When applying, shareholders should state their name, personal ID number/corporate identity number, address and phone number.

Shareholders who have had their shares registered in the name of administrators must temporarily have their shares registered in their own name if they are to be entitled to participate in the Annual General Meeting. This registration must have been completed at VPC by Monday March 15th 2004. Shareholders must ensure that their administrators take care of re-registration in good time before this date.

Business of the meeting

1. Election of chairman for the Annual General Meeting.
2. Establishment and approval of register of voters.
3. Approval of the agenda.
4. Election of one or two members to approve the minutes.
5. Confirmation that the meeting has been properly announced.
6. Presentation of annual accounts and auditor's report, together with the consolidated accounts and the auditor's report for the Group. Followed by an address by the Chief Executive Officer and the Chairman of the Board of Directors.
7. Resolution on acceptance of the income statement and balance sheet together with the consolidated income statement and consolidated balance sheet.
8. Resolution on the disposal of profits according to the confirmed balance sheet.
9. Resolution on discharge from liability for the members of the Board of Directors and the Chief Executive Officer.
10. Confirmation of the number of members of the Board of Directors and deputy members of the Board of Directors.
11. Confirmation of fees for the Board of Directors.
12. Election of members of the Board of Directors.
13. The Board of Directors' proposal on the acquisition and transfer of the company's own shares.
14. Proposal by the Board of Directors' that the Annual General Meeting will appoint a nomination committee.

Proposals

Item 1
Advokat Claes Beyer is proposed chairman for the Annual General Meeting.

Item 8
The Board of Directors proposes a dividend of SEK 8.50 per share and Tuesday March 30th 2004 as the relevant date for payment of the dividend. If the Annual General Meeting passes a resolution in accordance with this proposal, it is estimated that the dividend will be dispatched by VPC on Friday April 2nd 2004.

Items 10, 11 and 12
The Annual General Meeting 2003 decided to appoint a nomination committee to make proposals to the Annual General Meeting 2004 regarding election of members of the Board of Directors and the fees for the Board of Directors. The nomination committee was to be established in the following way. By the end of the third quarter 2003, the Chairman of the Board of Directors would contact the three biggest shareholders and ask each of them to appoint one person to be a member of the nomination committee. Those three persons, together with the Chairman of the Board as chairman of the nomination committee, would constitute the nomination committee. The names of the members of the nomination committee should be published in the company's interim report for the third quarter 2003.

In accordance with this procedure a nomination committee has been established. The members are Jan Kvarnström, chairman, Lars Idermark, Andra AP-fonden, Björn Lind, SEB Fonder and Lars Öhrstedt, AFA.

The members of the nomination committee, representing together approximately 17 per cent of all votes in the company, have made the following proposals:

(a) The number of the members of the Board of Directors shall be seven with no deputy member.

(b) The fees to the Board of Directors shall be SEK 1,050,000 to be divided as decided by the Board of Directors.

(c) The present Board members Jan Kvarnström, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén are proposed to be re-elected.

Item 13
The Board of Directors' proposal means that during the period until the next Annual General Meeting, the Board of Directors is authorised, on one or more occasions, to acquire the company's own shares at such a quantity, that the company's share ownership at no time exceeds 10 per cent of all shares in the company. Acquisitions may take place through acquisitions on Stockholmsbörsen. Acquisitions on Stockholmsbörsen must take place within the price range registered at any time. The Board of Directors is also authorised during the time specified above on one or more occasions, to transfer the number of shares that the company possesses at any time. A transfer may take place through a transfer on the Stockholmsbörsen or in another way deviating from the shareholders' preferential rights. Transfers on Stockholmsbörsen must take place within the price range registered at any time. The purpose of the acquisition and transfer of shares in the company as proposed above is to make it possible to adapt the company's capital structure to the company's needs, in order to contribute to increased shareholder value and to be able to transfer shares in conjunction with any acquisitions.

The full proposal of the Board of Directors in respect of item 13 will be available at Castellum AB's head office at Kaserntorget 5, Gothenburg, as from March 8th 2004. The proposal will be sent to any shareholder requesting them and giving their address.

Item 14
The Board of Directors' proposal is that a nomination committee shall be appointed in accordance with the procedure described under Items 10, 11 and 12 above.

Gothenburg, February 2004

CASTELLUM AB (publ)
The Board of Directors

CASTELLUM

Castellum AB (publ), Box 2269, SE 403 14 Gothenburg

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 5/2004

Gothenburg, February 25, 2004

Castellum sells with a capital gain of SEKm 57 and invests SEKm 30

Castellum has through subsidiaries made the following real estate transactions

Fastighets AB Briggen has sold six residential properties in Helsingborg with a total area of 13,200 sq.m. for SEKm 140 with a capital gain of SEKm 36. The sale has been carried out as a corporate transaction with a commercial buyer, which will take possession of the properties in March 2004.

Eklandia Fastighets AB has sold two residential properties with a total area of 3,200 sq.m. in the Linné area in Gothenburg to a new tenant-owners' association, which will take possession of the properties in February 2004. The sales price totalled SEKm 39 with a capital gain of SEKm 15.

Harry Sjögren AB has sold a warehouse property of approx. 4,700 sq.m. in Sisjön's industrial estate in Gothenburg. The property was at the time of sale fully let. The sales price was SEKm 25 with a capital gain of SEKm 6. The property will be taken over in March 2004.

In Smista Park, Fastighets AB Brostaden is about to build a full-service facility, which will be leased by Porsche/Din Bil. Smista Park is a new and interesting business area in the southern parts of Stockholm, where Brostaden owns building permissions totalling 80,000 sq.m. The investment, comprising approx. 2,000 sq.m., is estimated at just over SEKm 30 and moving in is planned to December 2004.

During the first two month of 2004 Castellum has sold 16 properties with a capital gain of SEKm 126.

Annual Report 2003

The Swedish version of the Annual Report 2003 is now available on Castellums website www.castellum.se. An English version of the Annual Report 2003 is estimated to be available on the website from Friday afternoon, March 27th.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on Stockholmsbörsen's O-list.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

Gothenburg, February 27, 2004

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. December 19, 2003, concerning acquisition of properties, January 12, 2004 concerning sales of properties, January 23, 2004 concerning sales of properties, January 27, 2004 concerning Year-end Report 2003, February 23, 2004 concerning proposals to the Annual General Meeting and February 25, 2004 concerning sales of properties and investments in properties.

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

Postadress Postal address	*Besöksadress Visiting address*	*Telefon Telephone*	*Telefax Facsimile*	*E-post/Internet E-mail/Internet*	*Org nr Corp.id.no.*	*Styrelsens säte Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 13/2003

Gothenburg, December 19, 2003

Castellum acquires properties for SEKm 37

Castellum has through two of the subsidiaries made property acquisitions in Helsingborg and Uppsala.

Fastighets AB Briggen has acquired an unleased property in Helsingborg of approx. 8,600 sq.m. for SEKm 26. The property comprises 7,000 sq.m. warehouse premises and 1,600 sq.m. office premises. Briggen will take possession of the property no later than September 2004 or earlier on demand.

Aspholmen Fastigheter AB has acquired a property in Uppsala of approx. 2,600 sq.m. for SEKm 11. The property comprises warehouse and office premises as well as an unutilised building permission of approx. 3,000 sq.m. The property is presently fully let. Through the acquisition the company will further strengthen its presence in the Boländerna area. Over time the area, in which Aspholmen Fastigheter has an active role, has developed towards a greater share of commerce and is today considered as one of three external commercial areas in Uppsala. The property was taken over on December 18th, 2003.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to approx. SEK 14 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56